================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934




                        CAPSTAR BROADCASTING CORPORATION

                                (Name of Issuer)




                     CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                  14067G 10 5

                                 (CUSIP Number)


                                THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                              DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

     WILLIAM S. BANOWSKY, JR.                     MICHAEL D. WORTLEY
 CAPSTAR BROADCASTING CORPORATION                VINSON & ELKINS L.L.P.
 600 CONGRESS AVENUE, SUITE 1400               3700 TRAMMELL CROW CENTER
       AUSTIN, TEXAS  78701                         2001 ROSS AVENUE
          (512) 340-7800                          DALLAS, TEXAS  75201
                                                     (214) 220-7732



                                  MAY 26, 1998

    (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Thomas O. Hicks
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    PF;OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           4,790,703
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,640,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    4,790,703
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    67,071,993
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     74,431,362
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     69.11%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------

         (1) HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company") and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Thomas O. Hicks is not a party to the Stockholders Agreement. Thomas O. Hicks, however, is a controlling person, the Chairman of the Board and Chief Executive Officer of HMTF Operating and may be deemed to be a member of such group. Thomas O. Hicks expressly disclaims membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or any trusts for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    HMTF Operating, Inc.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
--------------------------------------------------------------------------------

         (1) HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company") and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including HMTF Operating, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Capstar Boston Partners, L.L.C.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    272,727
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     OO
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Capstar BT Partners, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    5,119,724
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Capstar Broadcasting Partners, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    61,674,542
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    HM3/GP Partners, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    5,392,451
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar BT and the managing member of Capstar Boston and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    5,392,451
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
--------------------------------------------------------------------------------


(1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    5,392,451
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
--------------------------------------------------------------------------------

         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    HM3/Capstar Partners, L.P.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    61,674,542
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
--------------------------------------------------------------------------------

         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar LP and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    HM3/Capstar, Inc.
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    0
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    61,674,542
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
--------------------------------------------------------------------------------


         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Shelly Mabry Ellard
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    2,000
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Jason Mabry
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    2,000
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------



         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Kristen Lea Hicks
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    2,000
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     63,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    R. Steven Hicks
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    PF;OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    2,557,666
               -----------------------------------------------------------------
               10   Shared Dispositive Power(2)

                    1,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------



         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person expressly disclaims membership in such group in regard to 1,000 shares of common stock owned of record by his wife, which shares are not subject to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

CUSIP NO.                                                           14067G 10 5

--------------------------------------------------------------------------------

1   Name of Reporting Person
    I.R.S. Identification No. of above person (entities only)

    Mr. Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Gifts to Minors Act
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group(1)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only


--------------------------------------------------------------------------------
4   Source of Funds

    OO
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


    United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
   Shares           0
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power(2)
   Each
 Reporting          69,635,659
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power

                    5,000
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by each Reporting Person (2)

     69,635,659
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                         [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     67.57%
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.

         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Capstar Broadcasting Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 600 Congress Avenue, Suite 1400, Austin, Texas 78701.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, HMTF Operating, Inc., a Delaware corporation ("HMTF Operating"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership, Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar LP"), HM3/Capstar, Inc., a Texas corporation, Shelly Mabry Ellard, a United States citizen, Jason Mabry, a United States citizen, Kristen Lea Hicks, a United States citizen, R. Steven Hicks, a United States citizen, and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Gifts to Minors Act (the "TUGMA"), a United States citizen. Thomas O. Hicks, HMTF Operating, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUGMA are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

         Thomas O. Hicks is a controlling person, the Chairman of the Board, and Chief Executive Officer of HMTF Operating, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Thomas O. Hicks is also the sole stockholder, Chairman of the Board, President and Chief Executive Officer of Fund III Inc., which is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the managing member of Capstar Boston and the general partner of Capstar BT. In addition, Thomas O. Hicks is the sole stockholder, Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of HM3/Capstar, Inc., which is the general partner of HM3/Capstar LP, which is the general partner of Capstar LP. Capstar LP, Capstar Boston and Capstar BT primarily engage in the acquiring, holding, voting, and selling or otherwise disposing of capital stock of the Company. The principal business address of Thomas O. Hicks, HMTF Operating, Fund III Inc., Hicks, Muse GP Partners III, L.P., HM3/GP, Capstar Boston, Capstar BT, HM3/Capstar, Inc., HM3/Capstar LP and Capstar LP is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         The business address of R. Steven Hicks, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks and Larry Taylor is 600 Congress Avenue, Suite 1400, Austin, Texas 78701. R. Steven Hicks serves as the Chief Executive Officer, the President and a director of the Company. Shelly Mabry Ellard, Jason Mabry, and Kristen Lea Hicks are not employed. Larry Taylor is self-employed as a business consultant.

         The Company and HMTF Operating, Capstar Boston, Capstar BT, Capstar LP,
R. Steven Hicks, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUGMA and R. Steven Hicks as custodian for Dean McClure Taylor are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached hereto and is incorporated herein by reference. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement.

The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Thomas O. Hicks, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP and HM3/Capstar, Inc. are not parties to the Stockholders Agreement. Thomas O. Hicks, however, may be deemed to be a member of such group due to his relationship with HMTF Operating, Capstar Boston, Capstar BT and Capstar LP. Thomas O. Hicks expressly disclaims membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or by any trusts for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement. HM3/Capstar, Inc. is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and, accordingly, HM3/Capstar, Inc. and HM3/Capstar Partners, L.P. may be deemed members of such group. Fund III Inc. is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the general partner of Capstar BT and the managing member of Capstar Boston, and, accordingly, Fund III Inc., Hicks, Muse GP Partners III, L.P., and HM3/GP may be deemed members of such group. R. Steven Hicks expressly disclaims membership in such group in regard to 1,000 shares of Class A Common Stock owned of record by his wife, which shares are not subject to the Stockholders Agreement.

         None of the Reporting Persons, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 26, 1998, Thomas O. Hicks utilized $1,948,450 of his personal funds to purchase 102,550 shares of Class A Common Stock individually.

         On May 26, 1998, six trusts for which Thomas O. Hicks serves as the trustee and which are for the benefit of parties related to Thomas O. Hicks (the "Related Party Trusts") purchased an aggregate of 51,240 shares of Class A Common Stock for $973,560. The source of funds for the purchase of shares of Class A Common Stock by each of the Related Party Trusts was the personal funds of Thomas O. Hicks.

         On May 26, 1998, a trust maintained for the benefit of the children of one of Thomas O. Hicks' business associates and for which Thomas O. Hicks serves as co-trustee (the "Unrelated Trust") purchased an aggregate of 5,000 shares of Class A Common Stock for $95,000. The source of funds for the purchase of shares of Class A Common Stock the Unrelated Trust was the personal funds of John R. Muse.

         On May 26, 1998, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA acquired 1,000 shares of Class A Common Stock for $19,000 with the personal funds of Brandon Vaughn Hicks.

         On May 26, 1998, the wife of R. Steven Hicks acquired 1,000 shares of Class A Common Stock for $19,000 with the personal funds of R. Steven Hicks.

         See Item 5 for a summary description of the source and amount of funds or other consideration used in making purchases of the shares of Class A Common Stock beneficially owned by the Reporting Persons and not previously reported.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares of Class A Common Stock purchased by Thomas O. Hicks, Larry
D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, the Related Party Trusts and the Unrelated Trust have been acquired for investment purposes.

         (a), (c), (d), (e), (f), (g), (h), (i) and (j) None of the Reporting Persons have plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, and any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         (b) With the exception of Thomas O. Hicks, none of the Reporting Persons have plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries. Thomas O. Hicks has publicly stated that a possible combination of the Company and Chancellor Media Corporation is under serious consideration by Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), an affiliate of HMTF Operating and a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. However, no combination proposal is being prepared at this time by HMT&F or, to Thomas O. Hicks' knowledge, the Company and Chancellor Media Corporation. If made, any such proposal would require various prior approvals, including approvals of the respective Boards of Directors of the Company and Chancellor Media Corporation, the limited partners (or a committee thereof) of the investment fund controlled by HMT&F that owns the indirect majority economic interest of the Company, the Federal Communications Commission, and, under certain circumstances, the stockholders of Chancellor Media Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As a group, the Reporting Persons (other than Thomas O. Hicks whose beneficial ownership is described below) may be deemed to beneficially own, and share voting power of, 69,635,659 shares of Class A Common Stock, representing approximately 67.57% of the total outstanding shares of Class A Common Stock. Of the 69,635,659 shares, 272,727 shares of Class A Common Stock are owned of record by Capstar Boston, 5,119,724 shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), of the Company are owned of record by Capstar BT, 61,674,542 shares of Class C Common Stock, par value $0.01 per share ("Class C Common Stock" and, together with the Class A Common Stock and the Class B Common Stock, the "Common Stock"), of the Company are owned of record by Capstar LP, 2,000 shares of Class C Common Stock are owned of record by Shelly Mabry Ellard, 2,000 shares of Class C Common Stock are owned of record by Jason Mabry, 2,000 shares of Class C Common Stock are owned of record by Kristen Lea Hicks, 1,487,447 shares of Class C Common Stock are owned of record by R. Steven Hicks, 19,834 shares of Class A Common Stock are immediately issuable to R. Steven Hicks upon the exercise of stock options of R. Steven Hicks that are currently vested, 2,833 shares of Class A Common Stock are subject to stock options of R. Steven Hicks that will be exercisable within 60 days, 1,047,052 shares of Class C Common Stock are immediately purchasable by R. Steven Hicks upon the exercise of certain warrants granted by the Company to R. Steven Hicks, 3,000 shares are owned of record by Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, 2,000 shares are owned of record by Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUGMA, and 500 shares are owned of record by R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA. Class B Common Stock and Class C Common Stock is convertible at the option of the holder thereof into Class A Common Stock.

         Thomas O. Hicks may be deemed to beneficially own 74,431,362 shares of Class A Common Stock, representing approximately 69.11% of the total outstanding shares of Class A Common Stock. Of such shares, Thomas O. Hicks has sole voting and dispositive power with respect to 4,790,703 shares, shared voting and dispositive power with respect to 67,071,993 shares, and shared voting power with respect to 2,568,666 shares as a result of the relationships described in the paragraphs below.

         Of the 4,790,703 shares for which Thomas O. Hicks has sole voting and dispositive power, 102,550 shares of Class A Common Stock are owned of record by Thomas O. Hicks, 4,636,913 shares of Class C Common Stock, par value $0.01 per share ("Class C Common Stock"), of the Company are owned of record by Thomas O. Hicks, and 51,240 shares of Class A Common Stock are owned of record by Thomas
O. Hicks as the trustee of each of the Related Party Trusts. The shares of Class C Common Stock owned of record by Thomas O. Hicks were acquired on July 8, 1997, in exchange for shares of capital stock of a broadcasting entity then acquired by the Company with a transaction value of approximately $13.30 per share.

         Of the 67,071,993 shares for which Thomas O. Hicks has shared voting and dispositive power, 5,000 shares of Class A Common Stock are owned of record by the Unrelated Trust for which Thomas O. Hicks serves as co-trustee, 272,727 shares of Class A Common Stock are owned of record by Capstar Boston, 5,119,724 shares of Class B Common Stock are owned of record by Capstar BT, and 61,674,542 shares of Class C Common Stock are owned of record by Capstar LP. Thomas O. Hicks is the sole stockholder, Chairman of the Board, President and Chief Executive Officer of Fund III Inc., which is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the managing member of Capstar Boston and the general partner of Capstar BT. Thomas
O. Hicks is the sole stockholder, Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of HM3/Capstar, Inc., which is the general partner of HM3/Capstar LP, which is the general partner of Capstar LP. In addition, Thomas O. Hicks may be deemed a member of the group (described previously) in which Capstar BT, Capstar Boston and Capstar LP are members. Accordingly, Thomas O. Hicks may be deemed to be the beneficial owner of the shares of Common Stock owned of record by Capstar Boston, Capstar BT and Capstar LP.

         Of the 2,568,666 shares for which Thomas O. Hicks has shared voting power, such shares are owned of record by Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUGMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA in the amounts set forth previously in this Item 5.

         Each of the Reporting Persons (other than Thomas O. Hicks whose beneficial ownership has been described) may be deemed to beneficially own 69,635,659 shares of Class A Common Stock, representing approximately 69.11% of the total outstanding shares of Class A Common Stock, by virtue of their membership in the group. All of such Reporting Persons may be deemed to have shared voting power of the 69,635,659 shares. Of such amount, (i) Capstar Boston has shared dispositive power of 272,727 shares of Class A Common Stock, (ii) Capstar BT has shared dispositive power of 5,119,724 shares of Class B Common Stock, (iii) Capstar LP, HM3/Capstar LP and HM3/Capstar, Inc. have shared dispositive power of 61,674,542 shares of Class C Common Stock, (iv) HM3/GP, Hicks, Muse GP Partners III, L.P. and Fund III Inc. have shared dispositive power of 272,727 shares of Class A Common Stock and 5,119,724 shares of Class B Common Stock, (v) Shelly Mabry Ellard has sole dispositive power of 2,000 shares of Class C Common Stock, (vi) Jason Mabry has sole dispositive power of 2,000 shares of Class C Common Stock, (vii) Kristen Lea Hicks has sole dispositive power of 2,000 shares of Class C Common Stock, (viii) R. Steven Hicks has sole dispositive power of the 2,557,166 shares of Common Stock that are owned of record, or may be acquired, by R. Steven Hicks (as previously described in this Item 5), (ix) Larry D. Taylor has sole dispositive power of 5,000 shares of Class C Common Stock as custodian of Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUGMA and (x) R. Steven Hicks has sole dispositive power of 500 shares of Class A Common Stock as custodian of Dean McClure Taylor under the TUGMA. R. Steven Hicks has shared voting and dispositive power of the shares of Class A Common Stock owned of record by his wife.

         The 272,727 shares of Class A Common Stock owned of record by Capstar Boston were acquired on April 10, 1997 for $11.00 per share with cash on hand of Capstar Boston from capital contributions of its members. Of the 5,119,724 shares of Class B Common Stock owned of record by Capstar BT, 1,818,181 shares were acquired on February 20, 1997 for $11.00 per share, 837,746 shares were acquired on July 8, 1997 for approximately $13.30 per share, 558,496 shares were acquired on January 26, 1998 for $13.30 per share, and 1,905,301 shares were acquired on April 10, 1998 for $14.00 per share. All of such shares of Class B Common Stock were acquired with cash on hand of

Capstar BT from capital contributions of its sole limited partner. Of the 61,674,542 shares of Class C Common Stock owned of record by Capstar LP, 9,000,000 shares were acquired on October 16, 1996 for $10.00 per share, 3,163,452 shares were acquired on February 20, 1997 for $11.00 per share, 5,639,097 shares were acquired on July 8, 1997 for $13.30 per share, 75,000 shares with a deemed value of $10.00 per share were contributed to Capstar BT by a limited partner on August 6, 1997, 7,518,797 shares were acquired on January 27, 1998 for $13.30 per share, 11,278,195 shares were acquired on February 4, 1998 for $13.30 per share, 21,428,571 shares were acquired on March 19, 1998 for $14.00 per share, and 3,571,430 shares were acquired on April 3, 1998 for $14.00 per share. All of such shares of Class C Common Stock were acquired with cash on hand of Capstar LP from capital contributions of its general and limited partners.

         Of the 1,487,447 shares of Class C Common Stock owned of record by R. Steven Hicks, 300,000 shares were acquired with personal funds on October 16, 1996 for $10.00 per share, 10,000 shares of Class C Common Stock were acquired by R. Steven Hicks with personal funds on January 27, 1997 for $10.00 per share, and 1,187,947 shares were acquired on July 8, 1997, in exchange for shares of capital stock of an entity then acquired by the Company with a transaction value of approximately $13.30 per share. Subsequently, R. Steven Hicks transferred by gift (i) 10,000 shares of Class C Common Stock to Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the Texas Uniform Gifts to Minors Act ("TUGMA") and Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, and (ii) 500 shares of Class A Common Stock (upon conversion of 500 shares of Class C Common Stock to R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA.

         Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned by such Reporting Person of record.

         (c) In addition to the Acquisitions disclosed in this Schedule 13D, the Reporting Persons may be deemed to have effected the following transactions within the last sixty days:

         On April 3, 1998, the Company sold 3,571,430 shares of Class C Common Stock to Capstar LP for a purchase price of $14.00 per share.

         On April 10, 1998, the Company sold 1,905,301 shares of Class B Common Stock to Capstar BT for a purchase price of $14.00 per share.

         On May 18, 1998, the Company exchanged 1,200,064 shares of Class C Common Stock for the same number of shares of Class B Common Stock held of record by Thomas O. Hicks. The Company received no cash consideration.

         All of such transactions described in this paragraph (c) were private transactions effected in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933.

         (d) The right to receive dividends on, and proceeds from the sale of, the 5,119,724 shares of Class B Common Stock held of record by Capstar BT is governed by its limited partnership agreement, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in Capstar BT.

         The right to receive dividends on, and proceeds from the sale of, the 61,674,542 shares of Class C Common Stock held of record by Capstar LP is governed by its limited partnership agreement, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in Capstar LP.

         The right to receive dividends on, and proceeds from the sale of, the 272,727 shares of Class A Common Stock held of record by Capstar Boston is governed by its limited liability company agreement, and such dividends or proceeds may be distributed with respect to the membership interests in Capstar Boston.

         The parties to the Stockholders Agreement (other than Capstar Boston, Capstar BT and Capstar LP) described in paragraph (b) above have the right to receive dividends on, and proceeds from the sale of, the 2,568,666 shares of Common Stock held of record by such parties.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Stockholders Agreement requires, among other things, that the stockholders of the Company who are parties thereto vote their shares of Common Stock (i) in favor of the election to the Board of Directors of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. If certain conditions are met, including R. Steven Hicks serving as the Company's President and Chief Executive Officer or beneficially holding not less than 3% of the fully-diluted Common Stock of the Company, the Stockholders Agreement provides that R. Steven Hicks shall be one of such designees to serve on the Company's Board of Directors. The Stockholders Agreement also provides that the parties thereto may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act of 1933. In addition, the Stockholders Agreement provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act of 1933, whether or not for its own account, the parties thereto will be entitled, with certain exceptions, to include their shares of Common Stock in such registration. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto and incorporated herein by reference.

         Thomas O. Hicks is a party to that certain amended and restated stockholders agreement dated as of May 18, 1998 (together with the Stockholders Agreement, the "Stockholders Agreements"), with the Company and other stockholders of the Company, pursuant to which parties thereto may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act of 1933. The stockholders agreement also provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act of 1933, whether or not for its own account, the parties thereto will be entitled, with certain exceptions, to include their shares of Common Stock in such registration. The foregoing summary of such stockholders agreement is qualified in its entirety by reference to the stockholders agreement, a copy of which is attached hereto and incorporated herein by reference.

         In connection with the initial public offering of the Company, which commenced on May 26, 1998, each of Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUGMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA entered into lock-up letter agreements with the Company and Credit Suisse First Boston Corporation ("First Boston"), BT Alex. Brown Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston (Europe) Limited, BT Alex. Brown International and Morgan Stanley & Co. International Limited, pursuant to which each of Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUGMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA has agreed, for a period of 180 days commencing on May 27, 1998, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of First Boston, except for certain limited exceptions. The foregoing summary of the lock-up letter agreement is qualified in its entirety by reference to the form of the lock-up letter agreement attached hereto and incorporated herein by reference.

         In connection with the initial public offering of the Company, which commenced on May 26, 1998, each of Thomas O. Hicks, Capstar Boston, Capstar BT, Capstar LP, Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUGMA, Larry D. Taylor, as custodian for Robert S. Hicks, Jr. under the TUGMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUGMA entered into registration rights waiver letter agreements with the Company waiving his or its demand registration rights under the Stockholders Agreements for a period of 180 days commencing on May 27, 1998. The foregoing summary of the registration rights waiver letter agreement is qualified in its entirety by reference to the form of the registration rights waiver letter agreement attached hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
         (a) Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Broadcasting Partners, Inc., HMTF Operating
                  (formerly named Hicks, Muse, Tate & Furst Incorporated), R.
                  Steven Hicks and the securityholders listed therein. (1)

         (b)      First Amendment and Supplement to Affiliate Stockholders
                  Agreement, dated January 27, 1997, by and among Capstar
                  Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (1)

         (c)      Second Amendment to Affiliate Stockholders Agreement, dated
                  February 20, 1997, by and among Capstar Broadcasting Partners,
                  Inc., the securityholders listed therein and HMTF Operating.
                  (2)

         (d)      Third Amendment to Affiliate Stockholders Agreement, dated
                  June 20, 1997, by and among the Company, Capstar Broadcasting
                  Partners, Inc., the securityholders listed therein and HMTF
                  Operating. (3)

         (e)      Fourth Amendment to Affiliate Stockholders Agreement, dated
                  May 18, 1998, by and among the Company, the securityholders listed therein and HMTF Operating. (4)

         (f)      Amended and Restated Stockholders Agreement dated May 18,
                  1998, among the Company, the security holders listed therein and HMTF Operating. (4)

         (g)      Form of Lock-Up Letter Agreement.*

         (h)      Form of Registration Rights Waiver Letter Agreement.*

         (i)      Power of Attorney for Thomas O. Hicks.*

         (j)      Power of Attorney for Shelly Mabry Ellard.*

         (k)      Power of Attorney for Jason Mabry.*

         (l)      Power of Attorney for Kristen Lea Hicks.*

         (m)      Power of Attorney for R. Steven Hicks.*

         (n)      Power of Attorney for Larry D. Taylor, as custodian for
                  Brandon Vaughn Hicks.*

         (o)      Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr.*

         (p)      Power of Attorney for R. Steven Hicks, as custodian for Dean
                  McClure Taylor.*

         (q)      Joint Filing Statement, dated June 5, 1998, among Thomas O.
                  Hicks, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks,
                  Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP,
                  HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen
                  Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for
                  Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert
                  S. Hicks, Jr., and R. Steven Hicks as custodian for Dean
                  McClure Taylor.*

----------------------

*        Filed herewith.

(1) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25623.

(2) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

(3) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

(4) Incorporated by reference to the Company's Amendment No. 5 to Registration Statement on Form S-1, dated May 26, 1998, File No. 333-48819.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 5, 1998                   THOMAS O. HICKS


                                      By:          /s/ David W. Knickel
                                          ------------------------------------
                                            David W. Knickel, Attorney-in-Fact


Dated: June 5, 1998                   HMTF OPERATING, INC.


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------

Dated: June 5, 1998                   CAPSTAR BOSTON PARTNERS, L.L.C.

                                      By:  HM3/GP Partners, L.P.,
                                           Its Sole Manager

                                      By:  Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                      By:  Hicks, Muse Fund III Incorporated,
                                           Its General Partner

                                      By:  /s/ David W. Knickel
                                         -------------------------------------
                                      Name: David W. Knickel
                                           -----------------------------------
                                      Title: Treasurer
                                            ----------------------------------

Dated: June 5, 1998                   CAPSTAR BT PARTNERS, L.P.

                                      By:   HM3/GP Partners, L.P.,
                                            Its General Partner

                                      By:   Hicks, Muse GP Partners III, L.P.,
                                            Its General Partner

                                      By:   Hicks, Muse Fund III Incorporated,
                                            Its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   CAPSTAR BROADCASTING PARTNERS, L.P.

                                      By:   HM3/Capstar Partners, L.P.,
                                            Its General Partner

                                      By:   HM3/Capstar, Inc.,
                                            Its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   HM3/GP PARTNERS, L.P.

                                      By:   Hicks, Muse GP Partners III, L.P.,
                                            Its General Partner

                                      By:   Hicks, Muse Fund III Incorporated,
                                            Its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------

Dated: June 5, 1998                   HM3/GP PARTNERS, L.P.

                                      By:   Hicks, Muse GP Partners III, L.P.,
                                            its General Partner

                                      By:   Hicks, Muse Fund III Incorporated,
                                            its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   HICKS, MUSE GP PARTNERS III, L.P.

                                      By:   Hicks, Muse Fund III Incorporated,
                                            its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   HICKS, MUSE FUND III INCORPORATED


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   HM3/CAPSTAR PARTNERS, L.P.

                                      By:   HM3/Capstar, Inc.
                                            its General Partner


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   HM3/CAPSTAR, INC.


                                      By:       /s/ David W. Knickel
                                          ------------------------------------
                                      Name:     David W. Knickel
                                            ----------------------------------
                                      Title:    Treasurer
                                            ----------------------------------


Dated: June 5, 1998                   SHELLY MABRY ELLARD


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact


Dated: June 5, 1998                   JASON MABRY


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact

Dated: June 5, 1998                   KRISTEN LEA HICKS


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact


Dated: June 5, 1998                   R. STEVEN HICKS


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact


Dated: June 5, 1998                   LARRY D. TAYLOR AS CUSTODIAN FOR BRANDON
                                      VAUGHN HICKS UNDER THE TEXAS
                                      UNIFORM GIFTS TO MINORS ACT


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact


Dated: June 5, 1998                   LARRY D. TAYLOR AS CUSTODIAN FOR
                                      ROBERT S. HICKS, JR. UNDER THE TEXAS
                                      UNIFORM GIFTS TO MINORS ACT


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact


Dated: June 5, 1998                   R. STEVEN HICKS AS CUSTODIAN FOR DEAN
                                      MCCLURE TAYLOR UNDER THE TEXAS
                                      UNIFORM GIFTS TO MINORS ACT


                                      By:          /s/ Kathy Archer
                                          ------------------------------------
                                            Kathy Archer, Attorney-in-Fact

                                  EXHIBIT INDEX

         (a) Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Broadcasting Partners, Inc., HMTF Operating,
                  Inc. (formerly named Hicks, Muse, Tate & Furst Incorporated)
                  ("HMTF Operating"), R. Steven Hicks and the securityholders listed therein. (1)

         (b)      First Amendment and Supplement to Affiliate Stockholders
                  Agreement, dated January 27, 1997, by and among Capstar
                  Broadcasting Partners, Inc., the securityholders listed therein and HMTF Operating. (1)

         (c)      Second Amendment to Affiliate Stockholders Agreement, dated
                  February 20, 1997, by and among Capstar Broadcasting Partners,
                  Inc., the securityholders listed therein and HMTF Operating.
                  (2)

         (d)      Third Amendment to Affiliate Stockholders Agreement, dated
                  June 20, 1997, by and among the Company, Capstar Broadcasting
                  Partners, Inc., the securityholders listed therein and HMTF
                  Operating. (3)

         (e)      Fourth Amendment to Affiliate Stockholders Agreement, dated
                  May 18, 1998, by and among the Company, the securityholders listed therein and HMTF Operating. (4)

         (f)      Amended and Restated Stockholders Agreement dated May 18,
                  1998, among the Company, the security holders listed therein and HMTF Operating. (4)

         (g)      Form of Lock-Up Letter Agreement.*

         (h)      Form of Registration Rights Waiver Letter Agreement.*

         (i)      Power of Attorney for Thomas O. Hicks.*

         (j)      Power of Attorney for Shelly Mabry Ellard.*

         (k)      Power of Attorney for Jason Mabry.*

         (l)      Power of Attorney for Kristen Lea Hicks.*

         (m)      Power of Attorney for R. Steven Hicks.*

         (n)      Power of Attorney for Larry D. Taylor, as custodian for
                  Brandon Vaughn Hicks.*

         (o)      Power of Attorney for Larry D. Taylor, as custodian for Robert
                  S. Hicks, Jr.*

         (p)      Power of Attorney for R. Steven Hicks, as custodian for Dean
                  McClure Taylor.*

         (q)      Joint Filing Statement, dated June 5, 1998, among Thomas O.
                  Hicks, HMTF Operating, Capstar Boston Partners, L.L.C.,
                  Capstar BT Partners, L.P., Capstar Broadcasting Partners,
                  L.P., HM3/GP Partners, L.P., Hicks, Muse GP Partners III,
                  L.P., Hicks, Muse Fund III Incorporated, HM3/Capstar Partners,
                  L.P., HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry,
                  Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks, Larry D. Taylor as custodian for Robert S. Hicks, Jr., and R. Steven Hicks as custodian for Dean McClure Taylor.*

-------------------

*        Filed herewith.

(1) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25623.

(2) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

(3) Incorporated by reference to Capstar Broadcasting Partners, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

(4) Incorporated by reference to the Company's Amendment No. 5 to Registration Statement on Form S-1, dated May 26, 1998, File No. 333-48819.













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